UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                                  BH/RE, L.L.C.
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                                (Name of Issuer)

                           Voting Membership Interests
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |_|  Rule 13d-1(b)

     |_|  Rule 13d-1(c)

     |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. None Page 2 of 6 Pages
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)
     Robert I. Earl

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
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3.   SEC USE ONLY

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4.   Citizenship or Place of Organization
     United States

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                                  5.   Sole Voting Power
                                       See Row 11 below
Number of                         ----------------------------------------------
Shares                            6.   Shared Voting Power
Beneficially                           -0-
Owned by                          ----------------------------------------------
Each                              7.   Sole Dispositive Power
Reporting                              See Row 11 below
Person With:                     ----------------------------------------------
                                  8.   Shared Dispositive Power
                                       -0-
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     See Row 11 below

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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)
                                                                            [ ]
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11.  Percent of Class Represented by Amount in Row (9)
     50.0% (The amended and restated operating agreement of BH/RE, L.L.C. provides that the voting membership interests of BH/RE, L.L.C. are expressed in percentages rather than in shares. Mr. Earl owns 50% of the outstanding voting membership interests of BH/RE, L.L.C.)

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12.  Type of Reporting Person (See Instructions)
     IN

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

Item 1.

     (a)  Name of Issuer:

          BH/RE, L.L.C. (the "Issuer")

     (b)  Address of Issuer's Principal Executive Offices:

          885 Third Avenue
          34th Floor
          New York, NY 10022

Item 2.

     (a)  Name of Person Filing:

          Robert I. Earl

     (b)  Address of Principal Business Office, or if none, Residence:

          7380 Sand Lake Road
          Suite 650
          Orlando, Fl 32819

     (c)  Citizenship:

          United States

     (d)  Title of Class of Securities:

          Voting Membership Interests

     (e)  CUSIP Number:

          None

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)
              (E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.


     (a)  Amount beneficially owned:    The amended and restated operating
                                        agreement of BH/RE, L.L.C. provides that the voting membership interests of
                                        BH/RE, L.L.C. are expressed in
                                        percentages rather than in shares.

     (b)  Percent of class: 50%

     (c)  (i) Sole power to vote or direct the vote: See (a) and (b)
          (ii) Shared power to vote or direct the vote: 0
          (iii) Sole power to dispose or direct the disposition: See (a) and (b)
          (iv) Shared power to dispose or direct the disposition: 0

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of Voting Membership Interests, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8. Identification and Classification of Members of the Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10. Certification.

          Not applicable.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

                                           /S/ Robert I. Earl
                                           ------------------
                                           Robert I. Earl